

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2012

<u>Via E-mail</u>
Mariano Costamagna
Chief Executive Officer
Fuel Systems Solutions, Inc.
780 Third Avenue, 25th Floor
New York, New York 10017

  Re: **Fuel Systems Solutions, Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2011
    Filed March 8, 2012
    File No. 1-32999

Dear Mr. Costamagna:

  We refer you to our comment letters dated May 1, 2012 and June 13, 2012, regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Cecilia Blye

        Cecilia Blye, Chief
        Office of Global Security Risk

cc: Max Webb
    Assistant Director
    Division of Corporation Finance